Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Company: International Flavors & Fragrances Inc.

Filer’s Commission File Number: 1-4858

Date: February 1, 2021

FOR IMMEDIATE RELEASE Contact: Michael DeVeau Chief Investor Relations & Communications Officer 212.708.7164 Michael.DeVeau@iff.com

IFF To Complete Merger with DuPont’s Nutrition & Biosciences Business

Combination Creates a Global Ingredients and Solutions Leader Serving Consumer-Oriented Food & Beverage, Home & Personal Care and Health & Wellness End Markets

Poised to Drive Long-Term, Sustainable Growth Through Expanded Portfolio, Best-in-Class R&D Capabilities and #1 or #2 Market Positions in High-Value, Highly Attractive Ingredients Categories

Financial Profile, Including Enhanced Revenue Growth and Margin Expansion Bolstered by Meaningful Cost and Revenue Synergy Opportunity

NEW YORK — February 1, 2021 — IFF (NYSE: IFF) to complete the previously announced merger of IFF and DuPont’s Nutrition & Biosciences (“N&B”) business, pursuant to a Reverse Morris Trust transaction today. The combined company will continue to operate under the name IFF. Shares of the combined company’s common stock will trade on the New York Stock Exchange under the symbol “IFF.”

“We are thrilled to officially unite IFF and N&B, forging a leader in the global consumer goods and commercial products value chain that will redefine our industry and create a leading ingredients and solutions provider for our customers across a broad range of end-markets,” said Andreas Fibig, IFF Chairman and Chief Executive Officer. “Our organizations have deep histories of creativity, innovation excellence and a shared commitment to care for our communities. With our combined platform, IFF is an essential partner for our customers, uniquely positioning us to address our customers’ evolving needs, unlock long-term value creation and accelerate our pursuit of new, creative and integrated solutions. Through an unprecedented last 12 months, both the IFF and N&B teams have remained incredibly focused on executing our respective business plans and setting the foundation to bring this combination to life. I welcome our new N&B colleagues to the IFF family, and I look forward to working with Ed as we continue our integration efforts and focus on driving long-term, sustainable growth.”

“I’m extremely proud of what our teams have accomplished to complete the transaction on time despite a year of unprecedented challenges. Andreas and the combined management team have planned and prepared for this integration and are committed to delivering for all stakeholders,” said Ed Breen, DuPont Executive Chairman and Chief Executive Officer, who joins the IFF Board of Directors and will become Lead Independent Director effective at the 2021 annual meeting of shareholders. “As a global industry leader of highly valued consumer ingredients, the new IFF is well-positioned to deliver growth and to unlock long-term value for shareholders, customers and employees. I also want to salute our N&B colleagues for their contributions to DuPont and wish them success in the years ahead.”

A New Global Industry Leader

The combination of IFF and N&B creates a global leader in high-value ingredients and solutions for the Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2020 pro forma revenue of more than $11 billion and EBITDA of approximately $2.5 billion, excluding synergies. The complementary portfolios give the company leadership positions within the Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics ingredient categories.

The combined company’s global reach and enhanced capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier and “better for you” products.

With best-in-class R&D capabilities, a diverse portfolio of unique products and solutions and a unified team comprising exceptional talent from both organizations, the new IFF will be a customer-focused leader with an enhanced ability to deliver long-term value while upholding its commitment to safe, sustainable practices and products.

Transaction Details

Under the terms of the transaction, which was previously announced on December 15, 2019 and received approval from IFF shareholders on August 27, 2020, the combination was executed through a Reverse Morris Trust transaction. As a result of the completion of the transaction, DuPont received a one-time $7.3 billion cash payment, subject to adjustment. Effective at transaction close, DuPont shareholders own 55.4% of the combined company and IFF’s shareholders own 44.6%. IFF continues its commitment to maintaining an investment grade rating.

Greenhill & Co. LLC and Morgan Stanley & Co. LLC served as IFF’s financial advisors and Cleary Gottlieb Steen & Hamilton LLP served as legal counsel. Credit Suisse Securities (USA) LLC and Evercore served as DuPont’s financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel.

Welcome to IFF

At IFF (NYSE: IFF), an industry leader in food, beverage, health, biosciences and sensorial experiences, science and creativity meet to create essential solutions for a better world – from global icons to unexpected innovations and experiences. With the beauty of art and the precision of science, we are an international collective of thinkers who partners with customers to bring scents, tastes, experiences, ingredients and solutions for products the world craves. Together, we will do more good for people and planet. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

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Additional Information and Where to Find It

In connection with the combination of Nutrition & Biosciences, Inc. and IFF, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020, and N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont de Nemours, Inc. has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B AND THE TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the DuPont N&B transaction, the expected benefits and synergies of the transaction, future opportunities for the combined company and products, the benefits of the organizational and operating model of the combined company and any other statements regarding IFF’s and N&B’s future operations or financial or operating results. Factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements include, but are not limited to, the possibility that unforeseen liabilities could impact the value of the transaction, inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, the impact of COVID-19 or other public health issues on IFF’s business, operation and financial results, and other risk factors detailed from time to time in IFF’s reports filed with the SEC, including IFF’s annual report on Form 10-K for the year ended December 31, 2019 and IFF’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K. Any other risks associated with the transaction are more fully discussed in the registration statements filed with the SEC. IFF does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

iff.com